77M.      Mergers

          On December 12, 2003, the Enhanced 30 Fund acquired all of the assets and liabilities of Separate Account 10 of Integrity Life Insurance Company and the Fund's name was changed to the Enhanced Dividend 30 Fund. The merger was approved by shareholders of Separate Account 10 on December 5, 2003 and by the Board of Trustees of Touchstone Variable Series Trust on April 3, 2003.